Mail Stop 6010

									January 26, 2006

Mr. Stephen Goss, President
Timberline Resources Corporation
36 West 16th Avenue
Spokane, Washington  99203


Re:  	Timberline Resources Corporation
Amendment No. 1 to Form 10-SB Registration Statement
	File No. 0-51549


Dear Mr. Goss:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1.  Description of Business

Overview of Regulatory Issues - page 4

1. We have considered your response to comment 3. The information you added to the document simply indicates that your mining operations are subject to review and approval by a number of state, local and federal entities. It does not address the environmental concerns, restrictions or costs involved in the mining process, so we hereby reissue the comment. Please balance your presentation with a discussion of these factors. Your discussion should include an explanation of how gold is mined, the environmental issues and costs, the narrowness of profit margins, and why miners would be interested in pursuing the small deposits you are describing. We note that the
October 24, 2005 issue of the New York Times contains an article called "Behind Gold`s Glitter: Torn Lands and Pointed Questions" that discusses a number of these factors in detail, including the fact that, under the best of circumstances, it is necessary for miners to dig up and haul away 30 tons of rock in order to produce a single ounce of gold. It also discusses the ecological effects of the mining process and the costs involved in remediation. Your revised disclosure should contain a full and balanced picture of the mining process so that potential investors can evaluate the likelihood that an investment in your company will result in an economic benefit to the investor.

2. Please provide factual support for your claim, on page 3, that "small exploration companies such as ours are being used increasingly by major mining companies as a substitute for in-house exploration."
If you are unable to provide factual support, please delete the statement.

The Gold Market - page 4

The Silver Market - page 5

The Copper Market - page 6

3. We have considered your response to comment 11 and we hereby reissue it. Each of these sections contains a great deal of statistical information and a number of claims regarding market share and prices. Please provide us with copies of the documents from which you obtained the information you cite. Mark each document to show the location of the information you relied on. We may have additional comments after reviewing this information.

Regulation - page 14

4. Please provide a more detailed discussion of the regulatory agencies exercising oversight over your activities, and the impact such oversight could have on your operations.

Note 2 - Summary of Significant Accounting Policies, page 69

Basic and Diluted Net Loss per Share, page 72

5. While we note that you have reflected in response to comment 43 the number of options outstanding as potentially dilutive, it is not clear to what extent you have considered other instruments that may also be anti-dilutive. Such instruments include, but not limited to convertible securities and warrants. Please confirm that you have considered these instruments or revise your disclosure here to include these instruments.

Mineral Exploration and Development Costs, page 74

6. Please clarify for us what you mean by "an appropriate supporting reserve study" in your policy and how this study would support the recoverability as contemplated under SAFS 144.

Note 3 - Mineral Property Interests, page 70

7. Please tell us in detail what the $87,000 lease income relates to, and how it is a separate component of the lease agreement. In addition, please tell us the policy under which you recognize the lease income (e.g. cash basis, straight-line, etc.) and tell us why such method is appropriate by referencing an appropriate accounting literature. Explain why the upfront payment should not be recognized over the term of the lease.

Note 6 - Convertible Debt, page 78

8. Since the convertible debt issued on August 24, 2005 has no minimum conversion price, it appears that an indeterminate number of shares could be issued. If so, the conversion feature and all instruments under the scope of EITF 00-19 should be classified as liabilities and marked to market until there no longer is a conversion feature with an unlimited ratio (through exercise, amendment or retirement). Refer to paragraph 20 of EITF 00-19. Accordingly, please revise your accounting as necessary or advise why you believe no revision is necessary. Under EITF 00-19 he change in the fair value of the instruments from the date of issuance to the period presented should be reflected in your statements of operations. If you conclude that the conversion feature should be accounted for as a derivative liability you would not account for any beneficial conversion under EITFs 98-5 and 00-27.

Note 12 - Subsequent Events, page 82

9. We note that you have identified Kettle Drilling, Inc. as a potential acquisition. Please consider the requirement to provide financial statements of businesses to be acquired under Item 310 of
Regulation S-B. Please refer to FRC 506.02(c)(ii) for additional guidance.


*	*	*	*	*




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Keira Ino at 202-824-5488 or James Atkinson at
202-942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-942-1864 or me at 202-942-1840 with any other questions.


      			Sincerely,



						Jeffrey Riedler
						Assistant Director



Cc:	Thomas E. Boccieri, Esq.
	561 Schaefer Ave.
	Oradell, New Jersey  07649-2517

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Mr. Stephen Goss
Timberline Resources Corporation
January 26, 2006
Page 5